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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67012

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ault Glazer & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 Century Park East, Suite 200
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Ault (310) 895-7778
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman, LLP
(Name – *if individual, state last, first, middle name*)

655 3rd Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 0 2 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Milton "Todd" Ault III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ault Glazer & Co., LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

For notarization, see attached page.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 20th (Date) day of April (Month), 2007 (Year), by

(1) Milton Charles Ault III (Name of Signer),

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

David Kron
Signature of Notary Public

DAVID KRON
Commission # 1618404
Notary Public - California
Los Angeles County
My Comm. Expires Nov 3, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: period January 1, 2006 - Dec. 31 2006 Number of Pages: 2

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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AULT GLAZER & CO., LLC
(Formerly Ault Glazer Bodnar Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Ault Glazer & Co., LLC

We have audited the accompanying statement of financial condition of Ault Glazer & Co., LLC (the "Company") (formerly Ault Glazer Bodnar Securities, LLC) (a wholly owned subsidiary of The Ault Glazer Group, Inc.) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. We also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Ault Glazer & Co., LLC at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
April 24, 2007

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

(Formerly Ault Glazer Bodnar Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 24,148		
Securities owned, at market value	219,588		
Receivable from clearing broker	158,520		
Due from parent	36,052		
Investment in limited partnership, related party	374,035		
Prepaid expenses and other assets	27,639		
Deposit with clearing broker	103,062		
Property and equipment, net	58,553		
TOTAL ASSETS			$ 1,001,597

The accompanying notes are an integral part of this financial statement.

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	123,804
CONTINGENCIES		
MEMBER'S EQUITY		877,793
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,001,597

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Organization and Nature of Operations

Nature of Business

Ault Glazer & Co., LLC (the "Company" or "LLC") is a wholly owned subsidiary of The Ault Glazer Group, Inc. (the "Parent"). The Company is organized as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission (the "SEC"), under paragraph (k)(2)(ii).

The Company offers investment banking, brokerage and trading services. Specifically, the Company raises capital for small and microcap public companies, as well as select private issuers. The Company also functions as a merchant bank by investing its own capital in certain underwritings and by engaging in proprietary trading.

The term of the Company will continue in perpetuity, as provided for in the Limited Liability Company Agreement (the "Agreement"), unless sooner terminated.

Management Plans and Liquidity

The Company's operations have been funded primarily through the capital contributions from the Parent.

In April 2007, investors in the Parent company committed to provide necessary funding to the Company through December 31, 2007. Management anticipates that cash generated from operating activities, together with the additional funding commitments, will be sufficient to finance the Company's planned operations over the next twelve months.

NOTE 2 - Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all short-term investments with maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - Summary of Significant Accounting Policies, continued

Valuation of Securities Owned - Marketable and Non-Marketable

Marketable securities which consist of publicly traded unrestricted common stocks are valued at the closing price on the valuation date.

Non-marketable securities consist of non-tradable warrants exercisable into common stock of public companies. Securities for which no market prices are readily available are valued at fair value as determined by management.

The Company determines fair value of non-tradable warrants in publicly held companies based upon the market price of the related unrestricted common stock, adjusted for discounts relating to various degrees of trading restrictions.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Securities Transactions

Proprietary securities transactions are recorded on a trade-date basis. Securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Property and Equipment

Fixed assets are recorded at cost.

Income Taxes

The Company is part of a group of affiliated companies, which join in filing consolidated Federal and California State returns. Pursuant to an informal tax allocation arrangement, the Company's Federal and State income tax liability was determined on a separate company basis through December 31, 2006.

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, the Company also recognizes deferred tax assets for future tax benefits, to the extent that realization of such benefits is more likely than not.

At December 31, 2006, the Company recorded a deferred tax asset of approximately $551,000, which is primarily composed of net operating losses. The deferred tax asset has been offset by a full valuation allowance as it is more than likely the Company will not utilize its net operating loss.

NOTE 2 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Concentrations of Risk

The Company is engaged in trading and a broad range of securities brokerage and investment services to a diverse retail and institutional clientele as well as private placement fees to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company introduces all of its securities transaction to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short equity positions are carried on the books of the clearing brokers. The Company permits the clearing firm to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify its clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty. .

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. The Company does not have any cash balances in banks in excess of the maximum amount insured by the FDIC as of December 31, 2006. The Company believes it is not exposed to any significant credit risks for cash.

NOTE 3 - Receivable from Clearing Broker and Clearing Agreement

On September 1, 2006, the Company entered into a Clearing Agreement with Wedbush Morgan Securities, Inc. ("Wedbush") on a fully disclosed basis to provide custodial and clearing services for the Company. These custodial and clearing services include custody of customer securities and funds, providing written statements, confirmation of trades, account and security transfers, monitoring of compliance of Regulation T of the Federal Reserve Board regarding the extension of credit, clearance and settlements of transactions, hypothecation and lending of securities as well as all standard clearing firm and custodial services. The Clearing Agreement can be cancelled at any time for cause or upon 30 days written notice. The Company is required to maintain a minimum deposit of $100,000 with its clearing broker, which is included in deposit with clearing broker in the accompanying statement of financial condition.

At December 31, 2006, receivable from clearing broker includes fees and commissions.

NOTE 4 - Securities Owned, at Market Value

Securities owned, at market value, at December 31, 2006, consist of corporate stocks valued at $219,588.

NOTE 5 - Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily consist of amounts due the Company for reimbursable expenses from various entities that the Company performed investment services.

NOTE 6 - Related Party Transactions

Due from Parent

The amount due from Parent of $36,052 at December 31, 2006 represents advances by the Company to the Parent. This amount is non-interest bearing with no specific repayment terms.

NOTE 6 - Related Party Transactions, continued

Member's Equity
During 2006, the Parent contributed $1,529,010 to capital. Of this amount, $365,610 was a contribution of marketable securities.

The Parent is affiliated with a managing member of, and investment adviser to, various investment funds (the "Funds"). The Company's investment in limited partnership is one of the Funds managed by the managing member. This investment has certain restrictions with respect to rights of withdrawal by the Company as specified in the agreement.

Management Fee Agreement
The Company has a formalized expense sharing arrangement where the Parent furnishes office facilities and equipment for conducting the business of the Company.

Investment in Limited Partnership
The Company accounts for its investment (12% at December 31, 2006) in Ault Glazer Capital Partners, LLC (the "Fund"), a related party, at fair value as determined by management.

NOTE 7 - Property and Equipment

Property and equipment is comprised of the following at December 31, 2006:

	Amount
Furniture and fixtures	$68,312
Less: accumulated depreciation and amortization	9,759
Property and Equipment, Net	$58,553

NOTE 8 - Accounts Payable and Accrued Expenses

At December 31, 2006, the Company has included in accounts payable and accrued expenses approximately $35,000 of past due payroll taxes payable. Management of the Company has commenced making payments and indicated that such delinquent liabilities are expected to be paid no later than the end of the Company's third fiscal quarter.

NOTE 9 - Net Capital Requirements

The Company is subject to SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2006, the Company's net capital amounted to $276,001, which was $176,001 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .45-to-1 at December 31, 2006.

END